Vortex Brands Co. | Corporate: 213-260-0321

3511 Del Paso Road, Ste 160 PMB 208, Sacramento, CA 95835

September 1, 2021

VIA EDGAR AND OVERNIGHT MAIL

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Vortex Brands Co. (the “Company”)
Offering Statement on Form 1-A (the “Offering Statement”)
Post-qualification Amendment No. 1
File No. 024-11595

Kindly be advised that Vortex Brands Co. (the “Company”) requests that its Regulation A offering be qualified on Friday, September 3, 2021, at 4:30 PM Eastern or as soon as possible thereafter.

If you would like any further information or have any questions, please do not hesitate to contact me.

In making this request, the Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/ Todd Higley

Todd Higley

Chief Executive Officer

Vortex Brands Co.